UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                              Philip Services Corp.
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                   717906 10 1
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                     Gordon Altman Weitzen Shalov & Wein LLP
                        114 West 47th Street, 20th Floor
                            New York, New York 10036
                                 (212) 626-0800

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 27, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 717906 10 1

1        NAME OF REPORTING PERSON
                  Jack Gumpert Wasserman

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) / /
                                                                    (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  PF;OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                  //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           18,455,200

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                           18,455,200

         10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           18,455,200

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           14.07%

14       TYPE OF REPORTING PERSON*
                  IN

                                  SCHEDULE 13D

Item 1.  Security and Issuer

         This Schedule 13D relates to the common shares, no par value (the "Shares"), of Philip Services Corp. (the "Issuer"). The address of the principal executive offices of the Issuer is 100 King Street West, Hamilton, Ontario L8N 4J6.


Item 2.  Identity and Background

         The person filing this statement is Jack Gumpert Wasserman, a citizen of the United States of America (the "Registrant"). The principal business address and the address of the principal office of the Registrant is c/o Wasserman, Schneider & Babb, 111 Broadway, 19th Floor, New York, New York 10006.

         Registrant's present principal occupation or employment is acting as a partner in the law firm of Wasserman, Schneider, Babb and Reed.

         The Registrant has not, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         On October 27, 1999, the Registrant and High River Limited Partnership ("High River") entered into a letter agreement, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference (the "Letter Agreement"), pursuant to which the Registrant purchased from High River sold 18,455,200 Shares for an aggregate purchase price of $1,500,000. The source of funding for the purchase of these Shares was personal funds of the Registrant and a $1,200,000 promissory note of the Registrant in favor of High River, a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference.

Item 4.  Purpose of Transaction

         The paragraph set forth under Item 3 of this Schedule 13D is hereby incorporated herein by reference.

         The Registrant has acquired the Shares of the Issuer for investment purposes. In that connection, the Registrant would hope to meet with management of the Issuer from time to time to learn about the affairs of the Issuer. Depending on market conditions and other factors, the Registrant may acquire additional Shares of the Issuer as he deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. The Registrant also reserves the right to dispose of some or all of his Shares in the open market, in privately negotiated transactions to third parties or otherwise.

Item 5.           Interest in Securities of the Issuer

         (a) As of the close of business on October 27, 1999, the Registrant may be deemed to beneficially own, in the aggregate, 18,455,200 Shares, representing approximately 14.07% of the Issuer's outstanding Shares (based upon the 131,144,013 Shares stated to be outstanding as of November 12, 1999 by the Issuer in the Issuer's Form 10-Q filing, filed with the Securities and Exchange Commission on November 15, 1999).

         (b) The Registrant has sole voting power and sole dispositive power with regard to 18,455,200 Shares.


         (c) The following sets forth all transactions with respect to Shares effected during the past sixty (60) days by the Registrant:

                  On October 27, 1999, the Registrant purchased 18,455,200 Shares from High River in a privately negotiated transaction pursuant to the terms of the Letter Agreement for a price of $0.0813 per Share.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

         The paragraphs set forth under Items 3 and 4 of this Schedule 13D are hereby incorporated herein by reference.


Item 7.           Material to be Filed as Exhibits

                  Exhibit 1. Letter Agreement dated as of October 27, 1999, between High River Limited Partnership and Jack Gumpert Wasserman.

                  Exhibit 2. Promissory Note dated as of October 27, 1999, issued by Jack Gumpert Wasserman in favor of High River Limited Partnership.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 1999




/s/ Jack Gumpert Wasserman
JACK GUMPERT WASSERMAN








[Signature Page of Schedule 13D with respect to Philip Services Corp.]